Givaudan

04045201

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 27 September 2004
RG/rmj5921
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 20.04% of voting rights)	27 September 2004	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

dlw 9/30

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N°. 1253-28-82-5087

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Search | Document | Options | Related Info | CRL Sep 27 2004 11:20

GIVAUDAN POTENTIALLY HOLDS 20.04% OF ITS OWN REGISTERED SHARES Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA by e-mail. The release was not confirmed by the sender.

Provider ID: 00000497

-0- Sep/27/2004 9:20 GMT

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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on September 21, 2004, it held 421'154 own registered shares (carrying 5.4% of voting rights), 595'771 put options on own stock (short position, carrying potentially 7.64% of voting rights) and 545'970 call options on own stock (long position carrying potentially 7.00% of voting rights). Total holding carries potentially 20.04% of voting rights.